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                                                                 EXHIBIT (a)(10)

                            INTERNATIONAL HOME FOODS
                               AND GRIST MILL CO.
                             ANNOUNCE SETTLEMENT OF
                                   LITIGATION

PARSIPPANY, N.J. and LAKEVILLE, Minn., April 2, 1998 - International Home Foods, Inc. (NYSE: IHF), a leading branded food products company, and Grist Mill Co. (Nasdaq: GRST), a leading U.S. manufacturer of private-label cereal bars and fruit snack products, today announced the settlement of litigation filed in connection with the pending cash tender offer by IHF/GM Acquisition Corporation, an indirect wholly owned subsidiary of IHF, for the common stock of Grist Mill and related merger.

Following the public announcement of the transaction, attorneys for a Grist Mill stockholder filed a class action suit against Grist Mill, Grist Mill's directors and IHF alleging, among other things, that Grist Mill's directors breached their duties to Grist Mill's public stockholders by failing to investigate other potential transactions, failing to take adequate steps to maximize stockholder value, and failing to make certain disclosures in public filings related to the transaction. The plaintiff sought, among other things, an injunction against the transaction and an award of costs of suit and attorneys' and experts' fees.

Believing that the delay and uncertainty with respect to the transaction caused by this litigation was not in the best interests of Grist Mill and its stockholders, Grist Mill, Grist Mill's directors, IHF and IHF/GM Acquisition Corporation entered into an agreement in principle on March 31, 1998 with the plaintiff to settle the action. Under the terms of the agreement in principle, Grist Mill has agreed to make additional disclosures in its publicly filed materials relating to the tender offer. In addition, Grist Mill has agreed not to oppose an application by the plaintiff to the court for an award of counsel fees and expenses not to exceed $200,000, in the aggregate. If the proposed settlement and the fee application is approved, such fees and expenses will be payable by Grist Mill.

The tender offer will expire at 12:00 midnight, New York City time, on Monday, April 13, 1998, unless the tender offer is extended. The cash tender offer and merger are subject to customary conditions, including the tender of a majority of Grist Mill's fully diluted shares of common stock. One such condition, the expiration of the applicable waiting period under the Hart-Scott-Rodino Act, was satisfied on March 26, 1998.

Grist Mill is a manufacturer and distributor of store brand and value-priced branded food products, including ready-to-eat cereals, fruit snacks, granola bars, fruit-filled cereal bars, crisp rice marshmallow bars and preformed pie crusts.

International Home Foods, Inc., is a nationally prominent manufacturer, distributor and marketer of food products. Its significant established brands include Chef Boyardee(R) prepared foods, Bumble Bee(R) canned seafood, PAM(R) cooking spray, Polaner(R) fruit spreads and spices, Gulden's(R) mustard, Crunch `n Munch(R) glazed popcorn, Campfire(R) marshmallows and crisped rice bars, Ro*Tel(R) tomatoes with green chilies, Dennison's(R) chili, and Ranch Style(R) and Luck's(R) beans.

Contacts:         International Home Foods

                  Lynn Misericordia
                  IHF Treasurer
                  973-359-3195
                  or
                  Roy Winnick/Mark Semer
                  Kekst and Company
                  212-521-4842 or 4802

                  Grist Mill Co.

                  Ardie Thorson
                  Shareholder Relations
                  612-469-7407
                  or
                  Dan Kinsella
                  Vice President/CFO
                  612-469-4981